Filed Pursuant to Rule 253(g)(2)

File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 5 DATED MARCH 4, 2021
TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated November 27, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 1, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the question and answer session with our Chief Executive Officer, Ben Miller, sent to our investors on or around March 4, 2021.

Q&A with Ben Miller

iPO Q&A with CEO Ben Miller

March 2021

Why is Fundrise continuing to raise money via the iPO, and what will the funds be used for?

As stated previously, we believe that the two most likely avenues through which our iPO investors can realize a potential return on their investment will be either taking the company public or selling some (or all) of the company to a large long-term investor/strategic buyer. In order to maximize the value that we are able to achieve for shareholders through either of these avenues, we believe there are certain key metrics that Fundrise, as a high-growth tech company, will be expected to have achieved. The below metrics (although not exhaustive) are some of the indicators that both the market and investment bankers, as the gatekeepers to the market, have tended to focus on when determining if a company is “ready” to go public.

1.	Approximately $100 million in annual revenue (on a forward 12 month basis)
2.	A strong growth rate that follows the Rule of 40
3.	A sustainable profit margin (or a clear path to achieve it)

Generally, we believe that a company that is able to demonstrate strong performance across these key metrics will receive a much better reception from both the public markets and prospective buyers, in turn translating to better potential returns for shareholders.

Our job, as managers, is to try and achieve these goals as quickly and efficiently as possible.

Raising additional capital through the ongoing iPO offering allows us to invest aggressively in growing our marketing efforts as well as our human capital (i.e., hiring the best talent); two areas that we feel are critical in increasing the speed and probability with which we fulfill these market expectations.

Ultimately, Fundrise has an enormous market opportunity made up of millions of potential investors and hundreds of billions in private real estate -- an important factor in the company's long-term potential value. Continuing to invest in not only maintaining but expanding our market leadership position in this still nascent industry is crucial to maximizing that value. Furthermore, over time we should benefit from the fact that our operating model is designed to become more efficient as we scale, allowing us to further reduce costs and seek to provide even stronger returns to investors on the platform.

What’s your view on the broader competitive landscape for Fundrise?

While there are plenty of large, traditional financial services companies who compete generally for dollars from our same investors, we believe that there is no meaningful competitor that today operates a business model based on creating a low-cost, technology-driven platform for individuals to invest directly in institutional quality private real estate. And though there have been a number of small companies that at various points attempted to replicate what we do, none (in our opinion) have achieved meaningful scale, with the next largest platforms that we are aware of having roughly 10x fewer investors than our approximately 150,000 active Fundrise investors.

In practice, what we tend to hear most frequently from prospective investors is that our actual primary competition for their dollars (in other words, the investment alternative they are considering most when deciding whether or not to invest with us) is Vanguard’s real estate ETF (NYSE:VNQ) which, as a secondary market transaction in a pool of shares in public REITs, is fundamentally different from Fundrise.

Meanwhile, on the real estate investment side of the business (i.e., who we compete with to acquire assets and buy deals), the groups we run into most often are traditional closed-ended real estate private equity funds. These private equity funds raise their capital primarily from pension funds — which we believe is a problem for them long-term based on the fact that those pension funds generally rely on the retirement savings of baby boomers, a source of capital that is slowly diminishing. In short, we do not view these groups as offering the same service to the same customer, nor are they first and foremost technology companies, and therefore we do not see them as direct competitors.

We expect that as we continue to grow and become more recognizable this will change. Once large investment managers see just how great the potential is in our model, it’s reasonable to suspect that they will try and imitate our success. This further highlights the point made previously about our need to capitalize on growth and scale while the playing field is relatively less crowded.

Again, our ultimate belief is that it will not just be our depth of capital that makes us successful (we will undoubtedly have to compete with companies whose balance sheets are much larger than ours) but instead it will be our DNA. Fundrise is an investor-first company (we are after-all owned in large part by our investors) and our mission is to build a better financial system by empowering individuals. Those large incumbents that do try to enter the space may find it difficult to compete when so often the success of their businesses has come at the expense of the individual.

How do you think about a potential liquidity event for Fundrise in the future?

Based on the information available to us today, we believe that taking the company public at some point in the future would likely result in achieving the highest price and therefore produce the best return for shareholders. Knowing this creates a clear set of parameters that we as a company will try to achieve in order to increase the probability that we are able to command the type of attractive valuation that other high-tech growth companies are garnering at the moment.

As we’ve mentioned previously, the COVID-19 pandemic required us to slow growth for several months, which in turn pushed back the point at which we expect to reach those milestones, although as discussed we’ve leaned heavily back into scaling and are now seeing momentum pick up once again. Assuming we are able to produce similar 100%+ growth as in years prior, we expect that it could take approximately two to three additional years of such growth to reach the milestones we are currently targeting to consider a public offering.

Of course, as with any business plan, we want to stress that unanticipated obstacles can arise. The company could face unexpected headwinds to growth or margins which might derail this plan. Or we may reach all our internal growth metrics and the public markets simply may not be receptive to us at that time. (At the same time, public markets could continue to perform in such a way as to make the potential timing of such an execution much more imminent). Either way, we share our planning here not to create a false sense of certainty or confidence but to provide context and transparency for our investors. As always, while we remain extremely optimistic about the company’s long-term potential and are working hard everyday to achieve that success, there are simply no guarantees in this or any investment, period.